# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Puerto Rico Residents Tax-Free Fund IV, Inc., CIK 0001847286
CUSIP: 74527N108
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: 270 Munoz Rivera Avenue, Suite 1110, San Juan, Puerto Rico (PR), 00918
Date of event which requires filing of this statement: 07/09/2025
Filed by CIK 0001838395
Persons authorized to receive notices and communications: W. Heath Hawk, GAM Tower, 2 Tabonuco St.,, Suite 200, Guaynabo, Puerto Rico (PR), 00968, (770) 777-9373

## Reporting persons
- Ocean Capital LLC (CIK 0001838395): type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); source of funds: working capital (WC); sole voting power 0; shared voting power 636,494; sole dispositive power 0; shared dispositive power 636,494; aggregate amount beneficially owned 636,494 (6.9% of the class)
  Comment: Box 13 - The percentages used herein are calculated based upon 9,181,964 shares of common stock outstanding, which represents the shares outstanding as of February 28, 2025, according to the Issuer's certified shareholder report filed on form N-CSR with the Securities and Exchange Commission (the "SEC") on May 8, 2025 (the "Shareholder Report").
- William Heath Hawk: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC), personal funds (PF); sole voting power 0; shared voting power 636,494; sole dispositive power 0; shared dispositive power 636,494; aggregate amount beneficially owned 636,494 (6.9% of the class)
  Comment: Box 8 - These shares are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.
  
  Box 13 - The percentages used herein are calculated based upon 9,181,964 shares of common stock outstanding as of February 28, 2025, as disclosed in the Shareholder Report.
- Brent D. Rosenthal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jose R. Izquierdo II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: Puerto Rico Residents Tax-Free Fund IV, Inc.
Address of issuer's principal executive offices: 270 Munoz Rivera Avenue, Suite 1110, San Juan, Puerto Rico (PR), 00918
Comment: The following constitutes Amendment No. 8 ("Amendment No. 8") to the Schedule 13D filed by the undersigned with the SEC on November 17, 2021, as amended by the Amendment No. 1 filed on December 8, 2021, Amendment No. 2 filed on April 29, 2022, Amendment No. 3 filed on June 7, 2022, Amendment No. 4 filed on September 14, 2023, Amendment No. 5 filed on November 15, 2024, Amendment No. 6 filed on November 25, 2024 and Amendment No. 7 filed on December 9, 2024 (collectively, the "Schedule 13D"). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented to add the following paragraphs: On July 9, 2025 Ocean Capital sent a letter to the Issuer containing a stockholder proposal, under Rule 14a-8, for presentation to the Issuer's stockholders at the Issuer's 2025 annual meeting of stockholders, to terminate all existing investment advisory and management agreements between the Issuer and its investment advisor (the "2025 Proposal Letter").

The foregoing summary of the 2025 Proposal Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the 2025 Proposal Letter, a copy of which is attached hereto as Exhibit F.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby supplemented with the following exhibit:

Exhibit F: Letter from Ocean Capital to Puerto Rico Residents Tax-Free Fund IV, Inc., dated July 9, 2025.

## Signatures
- Ocean Capital LLC: /s/ William Heath Hawk, William Heath Hawk/Managing Member (07/11/2025)
- William Heath Hawk: /s/ William Heath Hawk, William Heath Hawk (07/11/2025)
- Brent D. Rosenthal: /s/ Brent D. Rosenthal, Brent D. Rosenthal (07/11/2025)
- Jose R. Izquierdo II: /s/ Jose R. Izquierdo II, Jose R. Izquierdo II (07/11/2025)